CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$4,000,000	$223.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 5, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$4,000,000 Return Enhanced Notes due June 8, 2012 Linked to the Dow Jones-UBS Commodity Index 3 Month ForwardSM Medium-Term Notes, Series A

General

•

The Notes (the “Notes”) are designed for investors who seek a return of 1.462 times the appreciation of the Dow Jones-UBS Commodity Index 3 Month ForwardSM at maturity. Investors should be willing to forgo interest payments and, if the Index declines, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing June 8, 2012†.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on June 5, 2009 (the “Pricing Date”) and are expected to issue on or about June 10, 2009 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones-UBS Commodity Index 3 Month ForwardSM (the “Index”) (Bloomberg ticker symbol “DJUBSF3 <Index>”)

Upside Leverage Factor:	1.462

Payment at Maturity:

If the final level is greater than or equal to the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by 1.462, calculated as follows:

$1,000 + [$1,000 x (Index Return x 1.462)]

Your investment will be fully exposed to any decline in the Index. If the final level declines from the initial level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the initial level. Accordingly, if the index return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Index Return)]

You will lose some or all of your investment at maturity if the final level declines from the initial level.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	257.186, the Index closing level on the pricing date.

Final Level:	The Index closing level on the final valuation date.

Final Valuation Date:	June 5, 2012 (the “final valuation date”)

Maturity Date:	June 8, 2012†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J GC1 and US06739J GC18

†	Subject to postponement in the event of a market disruption event and as described under “Note Market Disruption Events” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$4,000,000	$60,000	$3,940,000

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1.50%, is 98.50%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the initial level of 257.186 and the upside leverage factor of 1.462. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
514.372	100.00%	$2,462.00	146.20%
398.638	55.00%	$1,804.10	80.41%
372.920	45.00%	$1,657.90	65.79%
347.201	35.00%	$1,511.70	51.17%
321.483	25.00%	$1,365.50	36.55%
295.764	15.00%	$1,219.30	21.93%
289.334	12.50%	$1,182.75	18.28%
282.905	10.00%	$1,146.20	14.62%
276.475	7.50%	$1,109.65	10.97%
270.045	5.00%	$1,073.10	7.31%
263.616	2.50%	$1,036.55	3.66%
257.186	0.00%	$1,000.00	0.00%
244.327	-5.00%	$950.00	-5.00%
231.467	-10.00%	$900.00	-10.00%
205.749	-20.00%	$800.00	-20.00%
180.030	-30.00%	$700.00	-30.00%
154.312	-40.00%	$600.00	-40.00%
128.593	-50.00%	$500.00	-50.00%
102.874	-60.00%	$400.00	-60.00%
77.156	-70.00%	$300.00	-70.00%
51.437	-80.00%	$200.00	-80.00%
25.719	-90.00%	$100.00	-90.00%
0.000	-100.00%	$0.00	-100.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 257.186 to a final level of 321.483.

Because the final level of 321.483 is greater than the initial level of 257.186 and results in an index return of 25.00%, the investor receives a payment at maturity of $1,365.50 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x (25.00% x 1.462)] = $1,365.50

Example 2: The level of the Index decreases from an initial level of 257.186 to a final level of 231.467.

Because the final level of 231.467 is less than the initial level of 257.186 and results in an index return of -10%, the investor will receive a payment at maturity of $900.00 per $1,000.00 principal amount Note.

$1,000 + ($1,000 x -10%) = $900.00

Selected Purchase Considerations

•	Note Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the Final Level are subject to adjustment as described in the following sections:

•

For a description of what constitutes a note market disruption event as well as the consequences of that note market disruption event, see “Note Market Disruption Events” in this pricing supplement; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the prospectus supplement.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive index return by the upside leverage factor. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize income as if the Notes or the relevant portion of the Notes had been sold for fair market value). Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

PS–3

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the final level as compared to the initial level.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Note Market Disruption Events

The calculation agent will determine the value of the Index on the final valuation date. The final valuation date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing in respect of any index component. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled final valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than five business days.

If the final valuation date is postponed until the fifth business day following the scheduled final valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the final valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the relevant Index for such day.

PS–4

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•

failure by the index sponsor to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more index components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any index component.

Description of the Reference Asset

Dow Jones-UBS Commodity Index 3 Month ForwardSM

The Payment at Maturity is based on the performance of the Dow Jones-UBS Commodity Index 3 Month ForwardSM (the “3 Month Forward Commodity Index”).

All information regarding the Dow Jones-UBS Commodity IndexSM (the “Commodity Index”) and the 3 Month Forward Commodity Index set forth in this disclosure supplement reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”), and UBS Securities, LLC. (“UBS” and together with Dow Jones, the “Index Sponsors”).

The Commodity Index is calculated and maintained by Dow Jones in conjunction with UBS. The Commodity Index is reported by Bloomberg under the ticker symbol “DJUBS <Index>”. The Commodity Index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities (each, an “Index Component”). An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.

The 19 Commodity Index commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. The methodology for determining the composition and weighting of the Commodity Index and for calculating its value is subject to modification by Dow Jones and UBS, at any time. At present, Dow Jones disseminates the Commodity Index value approximately every fifteen (15) seconds from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily Commodity Index value at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on its website at http://www.djindexes.com. A DJ-UBS Business Day is a day on which the sum of the Commodity Index Percentages (as defined below in “— Annual Reweightings and Rebalancings of the Commodity Index”) for the Commodity Index commodities that are open for trading is greater than 50%. For example, based on the weighting of the Commodity Index commodities for 2009, if the CME Group (formerly the Chicago Board of Trade, or CBOT) and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-UBS Business Day will not exist. UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Commodity Index, as well as commodities, including commodities included in the Commodity Index. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Commodity Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the Commodity Index and related indices, and UBS and Dow Jones and their respective affiliates may license the Commodity Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Commodity Index. For instance, a market maker in a financial instrument linked to the performance of the Commodity Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index Components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the Commodity Index, which in turn may affect the value of the Commodity Index. With respect to any of the activities described above, none of UBS, Dow Jones or their respective

PS–5

affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. Indices published by the Index Sponsors are calculated on both an excess return and total return basis. Because the Commodity Index is an excess return index, it reflects the return of underlying commodity futures price movements only. This is in contrast to the total return indexes published by the Index Sponsors which reflect the return on fully-collateralized futures positions.

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

Dow Jones and UBS use a two-tier structure comprised of a Supervisory Committee and an Advisory Committee, to oversee the Commodity Index. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the Commodity Index, while also providing a mechanism for more rapid reaction in the event of any market disruptions or extraordinary changes in market conditions that may affect the Commodity Index. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones. The Supervisory Committee will make all final decisions relating to the Commodity Index, given any advice and recommendations from the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory Committee and the Advisory Committee meet annually in June or July to consider any changes to be made to the Commodity Index for the coming year. These committees may also meet at other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Commodity Index. As described in more detail below, the Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June or July by UBS under the supervision of the Supervisory Committee and implemented the following January. The composition of the Commodity Index for 2009 was approved by the Supervisory Committee following a meeting held in August 2008. Following are the target composition percentages calculated for the Commodity Index for 2009:

Commodity	Weighting
Crude Oil	13.7526330%
Natural Gas	11.8900640%
Soybeans	7.5994330%
Gold	7.8627470%
Aluminum	6.9991660%
Copper	7.3065410%
Corn	5.7214090%
Live Cattle	4.2853450%
Wheat	4.7962120%
Unleaded Gasoline	3.7091280%
Heating Oil	3.6481740%
Sugar	2.9931550%
Zinc	3.1424310%
Coffee	2.9726400%
Soybean Oil	2.8828690%
Nickel	2.8827230%
Silver	2.8913020%
Lean Hogs	2.3988780%
Cotton	2.2651500%

The current composition of the Commodity Index is described below in “—Composition of the Commodity Index”.

Four Main Principles Guiding the Creation of the Commodity Index

The Commodity Index was created using the following four main principles:

•

Economic significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Commodity Index uses both liquidity data and U.S. dollar weighted production data in determining the relative quantities of included commodities. The Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Commodity Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

PS–6

•

Diversification. A second major goal of the Commodity Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Commodity Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•

Continuity. The third goal of the Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Commodity Index from year to year. The Commodity Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Commodity Index.

•

Liquidity. Another goal of the Commodity Index is to provide a highly liquid benchmark. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Commodity Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data. These principles represent goals of the Commodity Index, its creators and owners and there can be no assurance that these goals will be reached by either Dow Jones or UBS.

Composition of the Commodity Index

Commodities Available for Inclusion in the Commodity Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Commodity Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the Commodity Index are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Commodity Index commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, live cattle, lean hogs, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a designated contract is selected for each commodity. Where the Supervisory Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, the Supervisory Committee selects the futures contract traded in North America and denominated in dollars (except in the case of the commodities for which LME contracts have been selected). If more than one such contract exists, the Supervisory Committee selects the most actively traded contract. Data concerning this designated contract will be used to calculate the Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract. The designated contracts for the commodities included in the Commodity Index for 2009 are as follows:

Commodity Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Quote	Target Weighting (%)
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	USD/metric ton	6.9991660%
Coffee	Coffee “C”	CSCE	37,500 lbs	U.S. cents/pound	2.9726400%
Copper	Copper*	COMEX	25,000 lbs	U.S. cents/pound	7.3065410%
Corn	Corn	CME Group	5,000 bushels	U.S. cents/bushel	5.7214090%
Cotton	Cotton	NYCE	50,000 lbs	U.S. cents/pound	2.2651500%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	USD/barrel	13.7526330%
Gold	Gold	COMEX	100 troy oz.	USD/troy oz.	7.8627470%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	U.S. cents/gallon	3.6481740%
Live Cattle	Live Cattle	CME	40,000 lbs	U.S. cents/pound	4.2853450%
Lean Hogs	Lean Hogs	CME	40,000 lbs	U.S. cents/pound	2.3988780%
Natural Gas	Henry Hub Natural Gas	NYMEX	Gas 10,000 mmbtu	USD/mmbtu	11.8900640%
Nickel	Primary Nickel	LME	6 metric tons	USD/metric ton	2.8827230%
Silver	Silver	COMEX	5,000 troy oz.	U.S. cents/troy oz.	2.8913020%
Soybeans	Soybeans	CME Group	5,000 bushels	U.S. cents/bushel	7.5994330%
Soybean Oil	Soybean Oil	CME Group	60,000 lbs	U.S. cents/pound	2.8828690%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	U.S. cents/pound	2.9931550%
Unleaded	Reformulated Gasoline	NYMEX	42,000 gal	U.S. cents/gallon	3.7091280%
Gasoline	Blendstock for Oxygen Blending
Wheat	Wheat	CME Group	5,000 bushels	U.S. cents/bushel	4.7962120%
Zinc	Special High Grade Zinc	LME	25 metric tons	USD/metric ton	3.1424310%

*	The Commodity Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting of the Commodity Index

PS–7

Commodity Group

For the purposes of applying the diversification rules discussed above and below, the commodities considered for inclusion in the Commodity Index are assigned to “Commodity Groups”. The Commodity Groups and their effective target rounded weightings for 2009 are as follows:

Commodity Index Breakdown by Commodity Group

Energy (currently including crude oil, heating oil, natural gas and unleaded gasoline):	33.0%
Grains (currently including corn, soybeans, wheat and soybean oil):	21.0%
Industrial Metals (currently including aluminum, copper, nickel and zinc):	20.3%
Precious Metals (currently including gold and silver):	10.8%
Softs (currently including coffee, cotton and sugar):	8.3%
Livestock (currently including lean hogs and live cattle):	6.7%

Annual Reweightings and Rebalancings of the Commodity Index

The Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Commodity Index are determined each year in June or July by UBS under the supervision of the Supervisory Committee, reviewed at a meeting of the Supervisory and Advisory Committees and announced following approval by the Supervisory Committee and implemented the following January. The composition of the Commodity Index for 2009 was approved by the Supervisory Committee at a meeting held in August 2008. The Commodity Index composition is set forth above in “—Composition of the Commodity Index”.

Determination of Relative Weightings

In determining which commodities will be included in the Commodity Index and their relative weightings for a given year, UBS looks to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the 23 commodities designated for potential inclusion in the Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic U.S. dollar value of the designated contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Commodity Index.

The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Commodity Index and their respective percentage weights.

PS–8

Diversification Rules

The Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Commodity Index.

•	No single commodity may constitute more than 15% of the Commodity Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Commodity Index.

•	No single commodity that is in the Commodity Index may constitute less than 2% of the Commodity Index.

Following the annual reweighting and rebalancing of the Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Commodity Index by calculating the new unit weights for each Commodity Index commodity. On the date near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for designated contracts included in the Commodity Index, are used to determine a CIM for each Commodity Index commodity. This CIM is used to achieve the percentage weightings of the Commodity Index commodities, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Commodity Index commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

The Commodity Index Is a Rolling Index

The Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The roll for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position and the Commodity Index is a “rolling index”.

Calculations

The Commodity Index is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the futures prices of commodities included in the Commodity Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the value of the Commodity Index is a mathematical process whereby the products of the CIM for and the contract price in U.S. dollars on each Commodity Index commodity are summed. Two such summations are made in parallel: first, using contracts with nearby settlement dates for each Commodity Index commodity; and second, using contracts with deferred settlement dates for each Commodity Index commodity. During the first five business days of each calendar month, the value of the Commodity Index is adjusted daily by the percentage change of the sum calculated using nearby settlement dates. During the subsequent five-day rollover period, the value of the Commodity Index is adjusted daily by reference to the sums calculated for both nearby settlement dates and deferred settlement dates, according to pre-determined roll percentages that gradually favor the deferred settlement date sums. Following the five-day rollover period, daily adjustments for the remainder of the calendar month are made using the sum calculated using deferred settlement dates. Dow Jones disseminates the Commodity Index value approximately every fifteen (15) seconds (assuming the Commodity Index value has changed within such fifteen second interval) from 8:00 a.m. to 3:00 p.m. New York City time and publishes a daily Commodity Index value at approximately 4:00 p.m. New York City time on each DJ-UBS Business Day on its website at http://www.djindexes.com.

Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Commodity Index may be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Commodity Index on that day;

•	the settlement price of any futures contract used in the calculation of the Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

PS–9

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Commodity Index; or

•

with respect to any futures contract used in the calculation of the Commodity Index that trades on the LME, a business day on which the LME is not open for trading. Additional information on the Commodity Index is available on the following website: http://www.djindexes.com.

The Dow Jones-UBS Commodity Index 3 Month ForwardSM

The 3 Month Forward Commodity Index tracks exposure to longer-dated commodity futures contracts. The 3 Month Forward Commodity Index follows the methodology of the Commodity Index as described above, except that the futures contracts used for calculating the 3 Month Forward Commodity Index are advanced, as compared to the Commodity Index, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the Commodity Index. The 3 Month Forward Commodity Index is reported by Bloomberg under the ticker symbol “DJUBSF3 <Index>”.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with Dow Jones and UBS whereby, in exchange for a fee, Barclays Bank PLC is permitted to use the Index, which is published by Dow Jones, in connection with the Notes. Barclays Bank PLC is not affiliated with Dow Jones or UBS; the only relationship between Dow Jones and UBS, on the one hand, and Barclays Bank PLC is any licensing of the use of their indices and trademarks or service marks relating to them.

The license agreement between Dow Jones and UBS and Barclays Bank PLC provides that the following language must be set forth herein:

“Dow Jones®”, “DJ®”, “UBS®”, “Dow Jones-UBS Commodity IndexSM” “Dow Jones-UBS Commodity Index 3 Month ForwardSM,” and “DJ-UBSCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC and certain affiliates (“Licensee”).

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Commodity IndexSM and the Dow Jones-UBS Commodity Index 3 Month ForwardSM , which are determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to the Licensee or the Notes. Dow Jones and UBS Securities have no obligation to take the needs of the Licensee or the noteholders into consideration in determining, composing or calculating the Dow Jones-UBS Commodity IndexSM or the Dow Jones-UBS Commodity Index 3 Month ForwardSM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the noteholders, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index 3 Month ForwardSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM, the Dow Jones-UBS Commodity Index 3 Month ForwardSM and the Notes.

Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM or the Dow Jones-UBS Commodity Index 3 Month ForwardSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in the disclosure supplement regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with Notes. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

PS–10

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM, THE DOW JONES-UBS COMMODITY INDEX 3 MONTH FORWARDSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM, THE DOW JONES-UBS COMMODITY INDEX 3 MONTH FORWARDSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM, THE DOW JONES-UBS COMMODITY INDEX 3 MONTH FORWARDSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND THE LICENSEE, OTHER THAN UBS AG.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through June 5, 2009. The Index closing level on June 5, 2009 was 257.186.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

PS–11

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $15.00 per $1,000 principal amount Note.

PS–12